EXHIBIT (a)(1)(D)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
including the Associated Common Stock Purchase Rights
of

EMS TECHNOLOGIES, INC.
at
$33.00 NET PER SHARE
by
EGRET ACQUISITION CORP.
a wholly-owned subsidiary of

HONEYWELL INTERNATIONAL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL INITIALLY EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE
DAY ON JULY 25, 2011 (SUCH DATE AND TIME AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS
EXTENDED OR EARLIER TERMINATED.

June 27, 2011

To Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees:

We have been appointed by Egret Acquisition Corp., a Georgia corporation (the “Purchaser”) and a wholly-owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), to act as Information Agent in connection with the Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “EMS Common Stock”), of EMS Technologies, Inc., a Georgia corporation (“EMS”), including the associated rights to purchase shares of EMS Common Stock issued pursuant to the Amended and Restated Shareholder Rights Plan of EMS, dated as of August 6, 2009, amended and restated as of January 4, 2011 and amended by Amendment 1, dated as of June 12, 2011 (together with the EMS Common Stock, the “Shares”), at a price of $33.00 per Share, net to the seller thereof in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”) enclosed herewith. Holders of Shares whose certificates representing such Shares (“Certificates”) are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary (as defined below) prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer prior to the Expiration Date, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

1.	The Offer to Purchase, dated June 27, 2011.

2.

The Letter of Transmittal to tender Shares for your use and for the information of your clients. Properly completed and duly executed copies of the Letter of Transmittal must be used to tender Shares, other than in the case of a tender through book-entry transfer, which requires an Agent’s Message (as described below).

3.

The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Certificates are not immediately available or if such Certificates and all other required documents cannot be delivered to BNY Mellon Shareowner Services (the “Depositary”) prior to the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date.

4.

A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS INITIALLY EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 25, 2011, WHICH IS THE INITIAL EXPIRATION DATE FOR THE OFFER, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms, the satisfaction of the Minimum Tender Condition (as described below), and the satisfaction of each of the following: (a) no governmental entity having enacted, enforced, amended or issued any law or order (whether temporary, preliminary or permanent) that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Offer and the Merger, or resulting in a Divestiture Condition (as described below), and no governmental entity having commenced any suit, action or proceeding seeking such consequences; (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration or termination of all required waiting periods, and receipt of all required approvals, under applicable Austrian and Canadian anti-competition laws; (c) the receipt of all approvals from the Federal Communications Commission required to consummate the transactions contemplated by the Merger Agreement; and (d) the absence of a “Company Material Adverse Effect” since the date of the Merger Agreement.

A Divestiture Condition generally involves (subject to the exception described below): (i) a restriction, prohibition or limitation of ownership or operation by Parent or Purchaser or their subsidiaries of all or any material portion of the business or assets of EMS or any of their respective subsidiaries; (ii) a requirement that Parent, Purchaser or EMS or any of their respective subsidiaries divest, dispose of or hold separately all or any material portion of the business or assets of Parent, Purchaser, EMS or any of their respective subsidiaries, or agree to material limitations, restrictions or prohibitions on the ability of Parent or EMS or their subsidiaries to conduct their business or own such assets; or (iii) the imposition of material limitations on Parent’s or Purchaser’s ownership or voting of the Shares.

The definition of a Divestiture Condition excludes any obligation imposed on EMS or Parent or their respective affiliates (including pursuant to a court or governmental entity order, judgment, law or consent decree implementing such obligations) to continue to supply EMS’ customers in fulfillment of current contractual commitments or to provide future supply needs for currently served aviation platforms, and those aviation platforms and aviation communication standards presently in development, or aviation platforms for which Parent itself offers to supply, in each case on fair and commercially reasonable terms. See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Termination” for a discussion of the Divestiture Condition and Section 15—“Conditions of the Offer” for a discussion of the other conditions to consummation of the Offer.

The “Minimum Tender Condition” requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the then scheduled Expiration Date (as it may be extended from time to time pursuant to the Merger Agreement) which, when added to the Shares already owned by Parent or any of its subsidiaries, represents at least a majority of the then outstanding Shares (determined on a fully diluted basis). The number of shares on a “fully diluted basis” equals the number of Shares then issued and outstanding, plus the number of Shares which EMS may be required to issue as of such date pursuant to stock options or awards then vested and exercisable, but excluding Shares issuable upon the exercise of the Top-Up Option (as described in Section 1 of the Offer to

Purchase) and any stock options with an exercise price higher than the Offer Price validly canceled at the time Purchaser accepts for payment the Shares tendered pursuant to the Offer. The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 15—“Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among EMS, Parent and the Purchaser. The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, the Purchaser will merge with and into EMS (the “Merger”), with EMS continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

The EMS board of directors, among other things, has unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement (including the Offer and the Merger) are fair to and in the best interests of EMS and its shareholders; (ii) adopted, approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) recommended that EMS shareholders accept the Offer, tender their Shares pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and approve the Merger.

In all cases, the Purchaser will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of: (i) Certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase; (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of the Offer to Purchase) in connection with a book-entry transfer; and (iii) any other documents required by the Letter of Transmittal.

Holders of Shares whose Certificates are not immediately available or who cannot deliver their Certificates and all other required documents to the Depositary prior to the Expiration Date, or who cannot complete the procedure for delivery by book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. The Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company, custodian or other nominee (other than to the Depositary and the Information Agent) (as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will reimburse you, upon request, for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid any stock transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained herein or in the enclosed documents shall make you or any other person, the agent of the Purchaser, Parent, the Depositary or the Information Agent, or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.